Michael H. Bison	Goodwin Procter LLP
617.570.1933	Counsellors at Law
mbison@goodwinprocter.com	Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
VIA EDGAR AND OVERNIGHT COURIER
August 3, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Mail Stop — 4561
Attention: Ms. Karen J. Garnett

Re:	athenahealth, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 31, 2007 File No. 333-143998
Ladies and Gentlemen:
     This letter is being furnished on behalf of athenahealth, Inc. (the “Company”) in response to comments contained in the letter dated July 23, 2007 (the “Letter”) from Karen Garnett of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jonathan Bush, Chief Executive Officer, President and Chairman of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on June 22, 2007. Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on August 3, 2007.
     The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 2 as marked. Copies of this letter and its attachments will also be provided to Angela McHale, Rachel Zablow and Cicely LaMothe of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

United States Securities and Exchange Commission
August 3, 2007

General
1.	We note that you have requested confidential treatment for portions of some of the exhibits to the registration statement. We will provide comments on your request in a separate letter. We will not be in a position to declare the registration statement effective until we have resolved all comments on the application for confidential treatment.
RESPONSE: The Company confirms to the Staff its understanding that all comments must be resolved and its confidential treatment application must be complete before the Staff may accelerate the effective date of the Registration Statement.
2.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.
RESPONSE: The Company confirms to the Staff that Amendment No. 2 includes all graphics, maps, photographs, and related captions or other artwork including logos that we intend to use in the prospectus. The Company will supplementally provide the Staff via overnight courier with copies of such artwork.
3.	Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer on pages 1 and 54 to a study or report by the U.S. Centers for Medicare and Medicaid Services, on page 60 to a study or report by KLAS Enterprises, and on page 76 to a benchmarking study by Axiom. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts’ consent as exhibits to the registration statement.
RESPONSE: The Company will supplementally provide the Staff via overnight courier with a binder with such reports, indicating where in the reports the referenced information can be found. The Company advises the Staff that it has removed from the prospectus included in Amendment No. 2 the reference to the Axiom benchmarking study. On further discussion with the members of the compensation committee of the Board of Directors, the Company has determined that the Axiom study was only one factor considered in determining comparable companies for compensation purposes, and therefore does not merit inclusion in the prospectus.
The Company advises the Staff that, other than the KLAS surveys, all of the sources specifically cited in the prospectus are publicly available free of charge, and as such the Company has neither sought nor obtained the consent of such parties. The Company advises the Staff that it has obtained the consent of KLAS and will provide the same supplementally to the Staff for its review.
The Company further advises the Staff that it does not believe it is required to file the KLAS consent since it is not relying upon such party as an expert, nor is the information quoted or summarized as the opinion of an expert in the prospectus contained in Amendment No. 2.

United States Securities and Exchange Commission
August 3, 2007

Rather, KLAS is a healthcare information technology industry research firm which regularly reports on surveys it conducts of users of healthcare technology. The Company advises the Staff that it is a subscriber to KLAS’ health information technology vendor performance ratings, and it is this report that is cited in the prospectus contained in Amendment No. 2. This report is generally available to the public for a fee.
With regard to the sources cited in the supporting material supplementally provided to the Staff in response to Comment 5 below (but not specifically cited in the prospectus), the Company advises the Staff that because it has not specifically cited such parties in the prospectus, it has neither sought nor obtained the consent of such parties.
Finally, the Company advises the Staff that it did not retain or pay any third party to prepare data for inclusion in the Registration Statement. Rather, the supporting material supplementally provided to the Staff represents information either publicly available or otherwise acquired or made available to the Company in connection with its internal research activities conducted in the ordinary course of business.
4.	Throughout the document, you refer to your “off-shore partner” (e.g., pages 2, 57, and 64), as well as your “off-shore partners” (e.g., pages 25 and 58). Please clarify the number of “off-shore partners” you have and describe your relationship with each of them.
RESPONSE: The Company supplementally advises the Staff that the Company currently maintains relationships with three off-shore service providers: (1) Vision Healthsource Inc. and Vision Health Source India Private Limited, each a wholly-owned subsidiary of Perot Systems Corporation, which provides data entry and other services to the Company at facilities located in Chennai and Coimbatore, India and Manila, Philippines; (2) Cybage Software Pvt. Ltd., which provides software development services to the Company at facilities located in Pune, India; and (3) CenterBeam, Inc., which provides back-up technology support services to the Company from facilities located in St. John, New Brunswick, Canada. The Company also operates its own software development operations through its wholly-owned subsidiary, Athena Net Pvt. Ltd., at a facility located in Chennai, India.
The prospectus contained in Amendment No. 2 has been revised in response to the Staff’s comments on pages 2, 25, 58, 64 and 68 in order to clarify these various off-shore service relationships, and to more clearly describe the Company’s own off-shore software development operations.
5.	Please provide independent, third-party support for comparative factual assertions and industry data used in your disclosure. Clearly mark the location of the information you believe is supportive of the statement referenced. We note the following examples:
•	“Our services have enabled our clients to achieve first pass claim resolution rates of 93% on average compared to an industry average we estimate to be 70%.”

•	“We estimate that the market for revenue and clinical cycle management solutions has grown to over $27 billion.”

United States Securities and Exchange Commission
August 3, 2007

•	“We believe we have the largest and most comprehensive payer rules database in the United States.”

•	“[M]edical offices typically stop seeking reimbursement and write off associated receivables for up to 10% of their medical claims.”

•	“We estimate that our athenaCollector client base represents less than two percent of the U.S. addressable market for revenue cycle management.”

•	“We estimate that total annual physician office expenditures in the United States... exceed $18 billion. . . .”

•	“[E]mployee clinic turnover in physician offices averages 10-25% annually. . . .”
RESPONSE: The Company will supplementally provide the Staff via overnight courier a copy of its supporting material regarding the statements regarding comparative factual assertions and industry data used in Amendment No. 2, indicating where in the materials the referenced information can be found. Additionally, with respect to the statement that, “We believe we have the largest and most comprehensive payer rules database in the United States,” the prospectus contained in Amendment No. 2 has been revised on pages 1 and 62 in response to the Staff’s comment. As more fully described in these materials, the Company advises the Staff that in nearly all cases the statistical data and similar information cited by the Company in the prospectus are described as the Company’s own estimates, and are derived from information provided by third party sources, as well as data from the Company’s internal research, and are based on assumptions made by the Company based on such data and its knowledge of such industry and markets, which it believes to be reasonable.
6.	We note your use of the term “leading” throughout the document. For instance, on pages 1, 37 and 54, you note that you are a “leading provider of Internet-based business services for physician practices.” Please revise to clarify the measure you are using to determine your leadership position and provide us with current industry data that supports these assertions. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.
RESPONSE: The Company will supplementally provide the Staff via overnight courier a copy of its supporting material regarding the statements regarding its market leading position.
Prospectus Summary, page 1
7.	Please revise this section to note how your service fees are generated (e.g. flat fee or by transaction). Also, please note if it varies by product or by customer. Refer to your disclosure on page 37.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 1 in response to the Staff’s comment.

United States Securities and Exchange Commission
August 3, 2007

8.	The prospectus summary contains a lot of jargon and technical terms that may be difficult to understand for investors who are not familiar with your business. We note the following examples in the Overview section alone:
•	web-native software

•	payer knowledge-base

•	integrated back-office service operations

•	revenue cycle management service

•	clinical cycle management service

•	first pass claim resolution
Please eliminate industry jargon from the forepart of your prospectus. Instead, explain these concepts in concrete, everyday language. If you must use industry terms, please explain the meaning of the terms the first time they are used. See Rule 421(d)(2)(ii) of Regulation C.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 1-3, 37, 58, 61-62 and 64 in response to the Staff’s comment.
The Offering, page 5
9.	You state that you will not receive any of the proceeds from the sale of shares by your CEO. Currently, it is not clear whether your CEO is the only selling stockholder. Please revise or advise.
RESPONSE: The Company advises the Staff that, currently, its CEO is the only selling stockholder to participate in the offering. The prospectus contained in Amendment No. 2 has been revised in response to the Staff’s comment. See page 102 of the prospectus contained in Amendment No. 2. The Company further advises the Staff that if additional selling stockholders are added, the prospectus contained in Amendment No. 2 will be revised accordingly.
Risk Factors, page 8
10.	Please avoid using generic conclusions such as “adversely affect our business,” “could harm our business,” or similar language when describing a risk’s effects. For example, you indicate on page 12 that “Failure to manage [your] rapid growth effectively could harm [your] business.” Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

United States Securities and Exchange Commission
August 3, 2007

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 11, 12, 13 and 16-20 in response to the Staff’s comment.
If participants in our channel marketing and sales lead programs do not maintain appropriate relationships with potential clients..., page 11
11.	We note your disclosure of the risk of misconduct by third parties with respect to prospective clients. Please tell us whether you have experienced this risk. If so, please revise your risk factors to describe the failure and the impact on your business. Similarly, please tell us whether you have experienced the risk you describe on page 12 with respect to third-party service providers not fulfilling their contractual obligations or discontinuing services.
RESPONSE: The Company supplementally advises the Staff that it has not experienced the risk relating to misconduct by third parties described on page 12 of the prospectus contained in Amendment No. 2 or the risk relating to third-party service providers not fulfilling their contractual obligations or discontinuing services described on page 12 of the prospectus contained in Amendment No. 2. The Company advises the Staff that it nevertheless considers these risks to be important considerations for prospective investors, and therefore has retained these risk factors in the prospectus contained in Amendment No. 2.
If we are required to collect sales and use taxes..., page 13
12.	Please expand your disclosure to put this risk in context for investors. Are there any states besides Ohio where this is a known issue? In how many states where you do business might this issue arise?
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 13 in response to the Staff’s comment.
If our security measures are breached or fail and unauthorized access is obtained to a client’s data..., page 17
13.	Please tell us whether you have experienced this risk. If so, please revise your risk factors to describe the failure and the impact on your business. Similarly, please tell us whether you have experienced the risk you describe on page 25 with respect to the potential for embezzlement, identity theft, or other similar illegal behavior by your employees.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 17 in response to the Staff’s comment. The Company supplementally advises the Staff that except as set forth in this revised disclosure it has not experienced in any material respect either the risk relating to breach or failure of its security measures and unauthorized access to its clients’ data. The Company supplementally further advises the Staff that it has not experienced the risk relating to the potential for embezzlement, identity theft, or other similar illegal behavior by our

United States Securities and Exchange Commission
August 3, 2007

employees. The Company advises the Staff that it nevertheless considers these risks to be important considerations for prospective investors, and therefore has retained these risk factors in the prospectus contained in Amendment No. 2.
If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary..., page 27
14.	Please revise to explain how the risk affects your business, in particular, or the securities being offered. Refer to Item 503(c) of Regulation S-K.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised to remove this risk factor in response to the Staff’s comment.
Use of Proceeds, page 30
15.	It appears that you plan to use approximately $28.2 million of the net proceeds to repay certain debt. Besides that, you state that you have not allocated any specific portion of the proceeds to any particular purpose. Please revise to discuss the principal reasons for the offering, besides the repayment of certain debt. Refer to Item 504 of Regulation S-K.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 30 in response to the Staff’s comment. The Company advises the Staff that, as described in the last full paragraph on page 30 of the prospectus contained in Amendment No. 2, other than the repayment of indebtedness, the Company has not allocated any specific portion of the net proceeds it will receive from this offering to any particular purpose.
Capitalization, page 32
16.	We note that the total capitalization includes the warrant liability, yet it was not shown as a separate line item in your capitalization table. Please tell us the basis for excluding this line item and including it in your total capitalization or revise accordingly.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 32 in order to include the warrant liability as a separate line item in the capitalization table.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 37
17.	Consider expanding your “Overview” to include management’s perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. Consider addressing the material operations, risks and challenges facing your company and how is management dealing with these issues. Also consider discussing the performance

United States Securities and Exchange Commission
August 3, 2007

indicators (financial and non-financial) that management uses to manage/assess your business and that would be material to investors. Refer to Release 33-8350 on our website at www.sec.gov.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 37 in response to the Staff’s comment.
Operating Expense, page 38
18.	Refer to the discussion of direct operating expense in the first paragraph. Please revise to state management’s expectations regarding the service costs associated with athenaClinicals.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 38 in response to the Staff’s comment.
19.	Refer to the discussion of research and development expense. Please revise to clarify the last sentence of this paragraph. Currently, the reference to “implementation of commercial clients next year” is not clear.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 39 in response to the Staff’s comment.
Critical Accounting Policies
Stock-Based Compensation, page 40
20.	Your disclosure of critical accounting policies lacks any quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. For example, it appears that changes in assumptions for the purpose of recording stock-based compensation could have a material impact on expenses. Please revise your disclosure accordingly. Refer to SEC Release 33-8350.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 40-45 in response to the Staff’s comment.
21.	For each of the grants made during the quarters presented in the table on page 41, revise the table to disclose the fair value of your common stock as well as the intrinsic value, if any, per option. In addition, please discuss the significant factors contributing to the difference between the fair value of the underlying common stock for your recent grants and the estimated initial public offering price.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 42 in response to the Staff’s comment.

United States Securities and Exchange Commission
August 3, 2007

Consolidated Results of Operations, page 44
22.	If there are two or more sources of a material change, quantify the amount of change that was due to each of the factors or events identified. See Section III.D of Release 33-6835. We note, for example, that the increase in your 2007 business services revenue was “primarily due to the expansion of [your] client base and growth in related collections made on behalf of [your] existing clients.” To the extent practicable, please quantify the amount of change attributed to each of these factors.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised beginning on page 47 in response to the Staff’s comment.
Liquidity and Capital Resources, page 50
23.	Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying items that are apparent from the statement of cash flows does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to SEC Release 33-8350.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 53-55 in response to the Staff’s comment.
24.	We note the fourth full paragraph on page 51, which discusses liquidity on a short-term basis. Please expand your disclosure to also discuss liquidity on a long-term (greater than 12 months) basis. Refer to Instruction 5 to Item 303(a) of Regulation S-K.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 54-55 in response to the Staff’s comment.
Credit Facilities, page 52
25.	We note disclosure in the risk factors (page 15) that your loan agreements require you to meet specified minimum financial measurements. Please expand your liquidity discussion to disclose and quantify these financial covenants and state whether you are currently in compliance. In addition, we note that borrowings under the revolving loan are limited by your outstanding accounts receivable balance. Please revise to quantify the amounts of those limits.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 55-56 in response to the Staff’s comment.
Business, page 54
26.	Please describe the development of your business (including subsidiaries) during the past five years, pursuant to Item 101(a) of Regulation S-K.

United States Securities and Exchange Commission
August 3, 2007

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 58 in response to the Staff’s comment.
27.	Please revise to provide the disclosure required by Item 101(c)(iv) for the software licenses referenced in the risk factors on page 19. Also provide the disclosure required by Item 101(c)(xi) for company-sponsored research and development.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 19 and 68 in response to the Staff’s comment regarding Item 101(c)(iv). In response to the Staff’s comment regarding Item 101(c)(xi), the Company directs the Staff to the Research and Development disclosure on pages 38, 48, 49 and 51 of the prospectus contained in Amendment No. 2.
28.	Please revise to discuss any material dependence on third-party suppliers and state whether you could obtain similar goods and services at comparable rates from other suppliers. We note disclosure in your risk factors that you depend upon third-party service providers for important processing functions (page 12), as well as for band-width and data center support (page 19). If you are materially dependent on any of these service providers, please revise to so state and file any agreements with these providers as exhibits.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 12 and 68-69 in response to the Staff’s comment. The Company advises the Staff that it filed with Amendment No. 1 the agreements with its data center (Savvis and Sentinel), disaster recovery (SunGard) and data processing (Vision Healthsource) service providers.
Our Strategy, page 58
29.	Refer to the second bullet point on page 59. If material, expand your disclosure regarding the additional service offerings to provide the information required by Item 101(c)(ii).
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 63 in response to the Staff’s comment. The Company supplementally advises the Staff that it does not consider these new service offerings to be material to the Company’s current financial or operating position, nor does it expect to invest a material portion of its assets in the development of these new offerings. Accordingly, no further disclosure is required.
Sales and Marketing, page 62
30.	We note that you expect to spend “substantial resources” in expanding your network of physician clients. Please revise to quantify this amount and describe in more detail how you will apply these resources to expand your network of clients.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 66 in order to remove the reference to “substantial resources” and further clarify the Company’s expectations with respect to its sales and marketing initiatives. The Company supplementally advises the Staff that it is currently unable to quantify the extent to which it will invest in new sales and marketing initiatives in future periods. However, in accordance with SEC Release 33-8350,

United States Securities and Exchange Commission
August 3, 2007

the Company has endeavored to disclose to investors its general expectations regarding this trend. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Expenses—Sales and Marketing Expenses” on page 38 of the prospectus contained in Amendment No. 2.
Channel Relationships, page 62
31.	Please revise to clarify whether channel relationships, individually or in the aggregate, are material to your business. If known, please quantify the amount of your sales attributed to these relationships and the amount generated by your direct sales force.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 67 in response to the Staff’s comment.
32.	Please revise to discuss how you will compensate PSS for distribution of your products. Discuss in more detail how the exclusivity provision in the PSS agreement will affect your channel relationships with other organizations and whether the exclusivity provision includes products or services other than athenaClinicals and athenaCollector. Also, please disclose the expiration date of the PSS agreement and indicate whether either party has the right to terminate the agreement prior to its expiration.
The prospectus contained in Amendment No. 2 has been revised on page 32 in response to the Staff’s comment. Specifically, the prospectus has been revised to disclose that sales commissions will be payable to PSS under the agreement, the amount of which are not known at this time, and to disclose the requirement to set aside $300,000 towards the establishment of an incentive plan for PSS sales representatives. As further described in its application for confidential treatment of certain portions of its contractual arrangements with PSS, the Company does not wish to disclose the actual commission rates payable to PSS because it considers such information to be highly sensitive and confidential information. As further provided in its application for confidential treatment, the Company believes that disclosure of such information would enable the Company’s competitors and potential future marketing partners to gain important insights into the Company’s distribution, sales and marketing strategies causing grave injury to the Company’s competitive and bargaining position. Moreover, the Company does not believe such information is material to an investor’s understanding of the Company’s business, financial condition and financial results.
The Company supplementally advises the Staff that its arrangement with PSS is limited to its athenaCollector and athenaClinicals service offerings, and the prospectus contained in Amendment No. 2 has been revised accordingly.
In response to the Staff’s comment, the prospectus contained in Amendment No. 2 has been revised on page 67 in order to discuss in more detail the compensation for PSS, the exclusivity provision and the term and termination provisions.
Technology, Development, and Operations, page 63
33.	Please revise to describe in more detail the nature of your operations in India. In addition, please provide financial information about all geographic areas where you do business, or cross-reference to such information, pursuant to Item 101(d) of Regulation S-K.

United States Securities and Exchange Commission
August 3, 2007

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 68-69 in response to the Staff’s comment.
Competition, page 64
34.	Please disclose the competitive position of your company, as required by Item 101(c)(x) of Regulation S-K.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 70 in response to the Staff’s comment.
Government Regulation, page 65
35.	It appears that your business is subject to a myriad of federal and state laws in the United States, as well as additional regulations by the government in India. In your discussion, please clarify the material portions of your business, if any, that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government. Please refer to Item 101(c)(ix) of Regulation S-K.
RESPONSE: The Company advises the Staff that no material portion of its business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government. The prospectus contained in Amendment No. 2 has been revised on page 70 in response to the Staff’s comment.
Intellectual Property, page 69
36.	Please revise to disclose the status of your six patent applications. Also, please disclose whether you have any registered trademarks. We note that you rely on trademark laws, among other things, to protect your brand.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 74 in response to the Staff’s comment.
Directors, Executive Officers and Key Employees, page 71
37.	On page 73, please state where James L. Mann was employed from 2002 — present. Refer to Item 401(e) of Regulation S-K.
RESPONSE: The Company supplementally advises the Staff that Mr. Mann resigned as Chief Executive Officer of SunGard Availability Services L.P. in 2002 and since that time has been employed by SunGard in an advisory capacity. The prospectus contained in Amendment No. 2 has been revised on page 78 in response to the Staff’s comment.

United States Securities and Exchange Commission
August 3, 2007

Compensation Discussion and Analysis, page 75
38.	The emphasis of your CD&A should be an analysis of the elements and levels of compensation paid to the NEOs. Throughout your CD&A and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on page 77, you provide an analysis of how you arrived at Mr. MacDonald’s base salary; however, you do not include a similar analysis for the other NEOs. In addition, with respect to salary increases, you state that you do not use a specific formula to determine increases, but rather, base them on a review of “achievement of specific objectives..., an assessment of their professional objectives,” etc. In your CD&A, you should analyze how the Committee’s consideration of these factors resulted in the amounts paid for each element and how that compared to other benchmarks considered.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 82-87 in response to the Staff’s comment.
39.	Throughout the CD&A, you identify factors considered in determining compensation as “including” or “in part.” Please revise to disclose all factors considered in determining compensation amounts and omit terms that suggest you have not disclosed all factors.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 82-87 in response to the Staff’s comment.
Base Salary, page 77
40.	We note the disclosure indicating that the Chief Executive Officers makes recommendations to help determine salary increases for the NEOs. Please discuss in greater detail the role of Mr. Bush in determining salary increases for the NEOs. We note your statement on page 74 that none of your executive officers serves as a member of the compensation committee or other committee serving an equivalent function. We also note Mr. Bush’s involvement in the determination of executive officers’ long-term stock-based compensation (page 80). Please provide more robust disclosure about Mr. Bush’s involvement in determining each element of compensation for the NEOs. Please also advise us as to whether Mr. Bush has any input regarding his own salary increases, granting of stock options, or any other form of his own compensation.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 83 in response to the Staff’s comment.
41.	Please disclose the specific bases for each individual’s salary increase. Disclose how each person’s performance was measured under the factors identified at the beginning of this section and how the specific percentage increase correlates to those measurements.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 83 in response to the Staff’s comment.

United States Securities and Exchange Commission
August 3, 2007

Annual Cash Incentives, page 77
42.	We note your statement on page 78 that you did not disclose specific targets because “components of the corporate scorecard contain highly sensitive data such as targeted revenue growth and service operation results.” Please provide us with a more detailed analysis of how disclosure of this information would result in competitive harm. Specifically address the confidential nature of this information in light of the fact that you are required to disclose financial information such as gross margin, revenue, and EBITDA. To the extent you continue to omit specific targets, please disclose how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 83-85 in response to the Staff’s comment. The Company respectfully advises the Staff that it believes additional disclosure about this information would cause substantial harm to the competitive position of the Company by allowing its competitors to discern the Company’s internal forecasts, strategic direction and key business objectives for past and current years. The corporate scorecard, financial scorecard and growth scorecard includes targets for information that the Company considers to be sensitive business objectives, such as customer satisfaction rates and client days-in-accounts receivable. More specifically, these targets relate to confidential commercial and financial performance goals that, if disclosed, would provide the Company’s competitors with a roadmap to the Company’s strategic plans and operating objectives. Disclosure of such information would thus result in substantial competitive harm to the Company. In some cases, the target relates to internal operating metrics that would have little meaning to investors. As such, disclosure of such information would potentially be misleading to investors. The Company, therefore, believes that such information constitutes “commercial and financial information obtained from a person and privileged or confidential” under the provisions of Section (b)(4) of Rule 80 of the Freedom of Information Act and may be excluded under Instruction 4 to Item 402(b) of Regulation S-K.
43.	Please identify the individual and corporate measures set by your CEO “in his discretion” that were used to determine Messrs. Byers and Nolin’s bonuses. Alternatively, tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). You should also analyze how the consideration of these factors resulted in the amounts paid for each element.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 84 in response to the Staff’s comment.
44.	Please explain in more detail how Mr. Bush’s annual cash incentive compensation will be “based on” EBITDA.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 85 in response to the Staff’s comment. As described above, the Company respectfully advises the Staff that it believes additional disclosure about this annual cash incentive target, which is

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August 3, 2007

forward looking and not historical in nature, would cause substantial harm to the competitive position of the Company by allowing its competitors to discern the Company’s internal forecasts, strategic direction and key business objectives. Based on this, and as more fully described above, the Company believes that such information constitutes “commercial and financial information obtained from a person and privileged or confidential” under the provisions of Section (b)(4) of Rule 80 of the Freedom of Information Act and may be excluded under Instruction 4 to Item 402(b) of Regulation S-K.
45.	Please revise to discuss why you will use different components of the corporate scorecard to determine annual bonuses for the four NEOs other than Mr. Bush. Explain why each measurement is appropriate for each individual officer.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 85 in response to the Staff’s comment.
Long-term Stock-Based Compensation, page 79
46.	We note the table on page 80 showing the number of options granted on March 15, 2007. Please discuss in more detail why each individual received a different number of options, considering that the same factors were taken into account by the compensation committee in awarding options.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 85-86 in response to the Staff’s comment.
47.	Please revise to explain in more detail how you are “attentive” to the number of shares associated with equity grants. Disclose any quantitative limits that you consider in granting stock-based compensation.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 85-86 in response to the Staff’s comment.
48.	Please revise your discussion of individual performance to quantify each of the quantitative factors and to explain how you measure the qualitative factors.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 85-86 in response to the Staff’s comment.
Employment Agreements and Change of Control Arrangements, page 81
49.	Please disclose the exercise price for the one-time option bonuses available under the terms of the employment agreements.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 86-87 and 88 in response to the Staff’s comment.

United States Securities and Exchange Commission
August 3, 2007

Summary Compensation Table, page 86
50.	Please disclose the amount of the “additional bonus” paid in 2006 to compensate Mr. MacDonald for his cost associated with the timing of his transition to athenahealth. We note the discussion of this bonus on page 78.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 92-93 in response to the Staff’s comment.
Director Compensation, page 92
51.	Please revise to describe the material terms of the new compensation policy for non-employee directors that you intend to adopt upon completion of this filing.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 98 in response to the Staff’s comment to delete the reference to a new compensation policy for non-employee directors. Currently, no such policy exists. The Company supplementally advises the Staff that it is considering the adoption of such a policy prior to completion of this offering and if such a policy is adopted it will revise this section to include such disclosure.
Principal and Selling Stockholders, page 95
52.	Please revise footnote (4) to identify the natural persons that hold voting and investment power over the shares held by the Draper entities.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 103 in response to the Staff’s comment.
53.	Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.
RESPONSE: The Company confirms to the Staff that its CEO (the only selling stockholder) is not a registered broker-dealer or an affiliate of a broker dealer.
Consolidated Financial Statements Consolidated
Balance Sheets, page F-3
54.	We note that upon consummation of the offering, all outstanding preferred stock will convert into 21,531,457 shares of common stock. Tell us what consideration was given to presenting pro forma balance sheet information, as appropriate, to reflect changes in capitalization at the effectiveness or close of the IPO.

United States Securities and Exchange Commission
August 3, 2007

RESPONSE: The prospectus contained in Amendment No. 2 has been revised in order to present pro forma balance sheet information to reflect changes in capitalization at the closing of the IPO. See page 7 (Prospectus Summary), page 32 (Capitalization) and page F-3 (Consolidated Balance Sheets) of the prospectus contained in Amendment No. 2.
Note 2 — Summary of Significant Accounting Policies, page F-7
Warrant Liability, page F-10
55.	We note that effective January 1, 2006, the Company changed its method of accounting for warrants issued for redeemable securities upon the adoption of FSP 150-5. Considering that the guidance in FSP 150-5 should generally be applied to the first reporting period beginning after June 30, 2005, please tell us why the FSP was not adopted at an earlier date.
RESPONSE: The Company supplementally advises the Staff that, at the time of the Company’s adoption of FSP 150-5, the Company was a private company and reported on an annual basis. The Company was not reporting on any interim periods. Accordingly, the Company’s first reporting period beginning after June 30, 2005 was the reporting period beginning on January 1, 2006. The Company therefore applied the guidance in FSP 150-5 beginning on January 1, 2006 as a cumulative effect adjustment.
Part II
Recent Sales of Unregistered Securities, page II-3
56.	For each sale of securities made in reliance upon the exemption provided by Section 4(2), please state the facts relied upon to make this exemption available.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page II-3 in response to the Staff’s comment.
57.	Please revise to disclose the type and amount of consideration you received for all warrants and options described in this section. Refer to Item 701(c) of Regulation S-K.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page II-3 in response to the Staff’s comment.
58.	Refer to the last sentence on page II-3. Please revise to discuss the option exercises in more detail, including the number of shares issued upon exercise of the options.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page II-3 in response to the Staff’s comment.

United States Securities and Exchange Commission
August 3, 2007

Exhibits
59.	Please file the legal opinion with your next amendment or provide us with a draft legal opinion to review. We must review your legal opinion and all other remaining exhibits before the registration statement is declared effective, and we may have additional comments.
RESPONSE: The form of the legal opinion will be provided supplementally to the Staff via overnight courier for its consideration. The Company supplementally advises the Staff that it expects to file all remaining exhibits in a subsequent amendment, and acknowledges the Staff’s comment regarding the requirement to file such agreements before the registration statement is declared effective.
* * *

If you require additional information, please telephone either Lawrence S. Wittenberg at (617) 570-1035 or the undersigned at (617) 570-1933.
Sincerely,
/s/ Michael H. Bison
Michael H. Bison

cc:	Christopher E. Nolin, Esq. (athenahealth, Inc.) Lawrence S. Wittenberg, Esq. (Goodwin Procter LLP) Christopher J. Austin, Esq. (Ropes & Gray LLP) Michael D. Beauvais, Esq. (Ropes & Gray LLP)